UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

AppMail, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-4965038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

435 W. 31st St.

New York, NY 10001

(Mailing Address of principal executive offices)

(747) 777-3051

Issuer’s telephone number, including area code

Item 3. Financial Statements

AppMail

Balance Sheet

As of June 30, 2021 (Unaudited)

	Jun-21	Dec-20
Assets
Current assets
Cash and cash equivalents	211,761	151,875
Accounts receivable	55,000	30,000
Total current assets	266,761	181,875

Total assets	266,761	181,875

Liabilities and equity

Current liabilities
Accounts and credit cards payable	73,070	80,048
Total current liabilities	73,070	80,048

Long term liabilities
Long term liabilities	1,095,353	870,180
Total liabilities	1,168,423	950,228

Equity
Capital stock
Additonal paid in capital	2,147	2,147
Owner's contributions	252,543	285,417
Retained earnings	(1,055,917)	(769,810)
Net income	(173,506)	(286,107)
Total equity	(974,733)	(768,353)

Total liabilities and equity	266,761	181,875

AppMail

Income Statement

For the period From January 01 to June 30, 2021 (Unaudited)

	Jan 01, 2021	Jan 01, 2020
	to Jun 30, 2021	to Jun 30, 2020
Revenue
Sales & Grant income	25,013	48,674
Gross revenue	25,013	48,674

Administrative and general expenses
Advertising & Promotion
Advertising & Promotion	13,777	2,499
Bank Service Charges	1,202	168
Computer – Hardware	-	216
Computer – Internet	-	5,494
Computer – Software	1,011	486
Dues & Subscriptions	14	1,818
Groceries	-	265
Health and Medical	-	291
Interest Expense	3,163	5,219
Legal and Professional Fees	2,511	8,758
Meals and Entertainment	-	660
Membership fee	-	640
Office Supplies	153	393
Payroll Employer Taxes	5,000	-
Payroll Processing Fee	248	167
Payroll Tax Expense	2,770	12,569
Payroll – Employee Benefits	-	668
Payroll – Salary & Wages	83,258	90,538
Postage and Delivery	15	1,094
Rent Expense	-	12,178
Shipping	-	(10)
Subcontractor	80,020	41,374
Telephone – Wireless	-	(40)
Travel Expense	4,123	13,036
Utilities	1,236	2,020
web and domain	18	-

Total administrative and general expenses	198,519	200,499
Net income / (loss)	(173,506)	(151,825)

AppMail

STATEMENT OF MEMBERS’ EQUITY

For the period From January 01 to June 30, 2021 (Unaudited)

	Jan 01, 2021	Jan 01, 2020
	to Jun 30, 2021	to Jun 30, 2020
Balance as at January 01, 2021	(841,422)	166,082

Owner's Contribution	40,195	8,552

Profit/(Loss) for Six months ending june 30 2021	(173,506)	(151,825)

Balance as at June 30, 2021	(974,733)	22,809

AppMail

STATEMENT OF CASH FLOWS

For the period From January 01 to June 30, 2021 (Unaudited)

	Jan 01, 2021	Jan 01, 2020
	to Jun 30, 2021	to Jun 30, 2020
Cash Flows From Operating Activities
Sales	25,013	48,674
Expenses	(173,506)	(200,499)
Working capital	(56,992)	12,493
Net Cash from Operating Activities	(205,484)	(139,332)

Cash Flows From Investing Activities
None
Net Cash Used In Investing Activities

Cash Flows From Financing Activitiess
Loan	225,173	98,865
Capital contributions from member(s)	40,195	(7)
Net Cash Provided By Financing Activities	265,368	98,858

Net Change In Cash and Cash Equivalents	59,883	(40,474)
Cash and Cash Equivalents at Beginning of Period	151,877	196,858
Cash and Cash Equivalents at End of Period	211,761	156,384

AppMail

NOTES TO FINANCIAL STATEMENTS

For the period ended June 30, 2021 (Unaudited)

NOTE 1 - NATURE OF OPERATIONS

AppMail (which may be referred to as the “Company,” “we,” “us,” or “our”) develops a patented interactive email digital platform to merchandise real-time perishable inventories such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management all adjustments necessary in order to make these financial statements not misleading have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2021, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2021, and 2020 the Company had $266,761 and $151,877 respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2021, the Company had $55,000 outstanding accounts receivable.

The Company has a significant concentration of its revenue with a small number of individual customers however the Company believes strongly that the full amount of accounts receivable are fully collectible at this time. Thusly, no allowance for doubtful accounts has been established.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

As of June 30, 2021 and 2020, the Company held no property and equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of June 30, 2021 or 2020.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through June 30, 2021 as the Company had no taxable income after considering net operating losses.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when the Company has performed substantially all of the work required under its contracts with partners. As of June 30, 2021, the Company had recognized $25,013 in sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

As the Company’s platform is based on an a software platform, the Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. As of June 30, 2021, the Company believes it has achieved technological feasibility and, thusly, has expensed all costes associated with software development.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for federal and state income tax purposes. The Company is current with its federal and state tax filing obligations. Because the Company’s has sufficient net operating losses from prior periods, the Company has not yet calculated a material tax provision.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations Five years ago. The Company’s ability to continue is likely dependent upon management’s plan to raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

EXHIBITS

2.1.	Amended and Restated Certificate of Incorporation*

2.2.	Bylaws, as amended and/or restated*

4.	Form of Subscription Agreement*

6.	Equity Incentive Plan*

8.	Escrow Agreement for Securities Offering*

*	Incorporated by reference as filed with the Company’s Form 1-A (File No. 024-11490)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 18, 2022

APPMAIL, INC.

By:	/s/ Shi Li

Name: Shi Li

Title: President, Chief Executive Officer, Treasurer, Director (Principal Executive, Accounting and Financial Officer)

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature:	/s/ Shi Li

Name: Shi Li

Title: President, Chief Executive Officer, Treasurer, Director (Principal Executive, Accounting and Financial Officer)